UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      October 31, 2005

Mr. J. Paul Sorbara
President & CEO
Golden Goliath Resources, Ltd.
Suite 711, 675 West Hastings Street
Vancouver, British Columbia V6B 1N2


      Re:	Golden Goliath Resources, Ltd.
		Registration Statement on Form 20-F
      Filed September 30, 2005
		File No. 0-31204


Dear Mr. Sorbara:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please include page numbers in the amended registration statement and in all filings with the Commission. To expedite the comment process, page references in this letter relate to our internal page numbering.

2. Be advised that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

3. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.
For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

4. Delete the term "will" from your list in the second sentence of the paragraph captioned "Forward-Looking Statements."

5. Revise your filing to define geological or technical words in context as much as possible. If necessary, provide a glossary that includes those terms that cannot be defined in the text of your discussion.

6. You are responsible for the accuracy and completeness of your filings with the Commission. Carefully review all future filings, including the amended Form 20-F registration statement you file in response to these comments, to eliminate inconsistent and inaccurate disclosure and to provide any information necessary to make the disclosure you provide materially complete. Refer to General Instruction C(c) of Form 20-F. Among the examples of inconsistent or incomplete disclosure, we noted the following:
* the address of Stephen Pearce, your corporate secretary, has not been disclosed;
* the statement referring to Mr. Bligh as your corporate secretary appears to be inaccurate; .
* your selected financial data only covers the three most recent years rather than the five most recent years; and
* the Directors, Senior Management and Employees information on page
31 must be revised to reconcile the statement that Richard W. Hughes has been director of the company since June 10, 1998, with the information directly under his biographical sketch indicating that he has been a company director since 1999. Also, revise Dr. Andrew Robinson`s biographical sketch indicating that he has been a company director since December 17, 1989, although the company did not start its operations until 1996.

7. Update the exchange rate information and the capitalization and indebtedness information on page 7.

Key Information, page 5

Risk Factors, page 8

8. Discuss the risks associated with any interests encumbering your properties. We note disclosure on page 20 indicating that your properties may be subject to certain royalty rights.

Information on the Company, page 11

Financings, page 11

9. We note that you have engaged in several private placements since
2001.  Advise whether any offerings were directed to U.S.
residents.
If so, please indicate the exemptions upon which you relied.

Business Overview, page 13

10. Expand the fourth paragraph to explain the significance of switching from diamond drilling to reverse drilling.

Organization Structure, page 16

11. Provide information regarding your significant subsidiaries, as required by Item 4.C of Form 20-F. We note your disclosure on page 13 indicating that you operate in Mexico through Minera Delta S.A. de C.V., a wholly owned subsidiary.

Directors, Senior Management, and Employees, page 31

Compensation, page 33

12. We note you disclosure on page 42 regarding payments made to your president. The payments may constitute compensation and may need to be disclosed in this section. Revise or advise.

Major Shareholders and Relate Party Transactions

Related Party Transactions, page 41

13. Disclose and describe transactions in which you acquired properties from related parties. In this regard, we note your disclosure on page 18 that you acquired the Las Bolas - Los Hilos property from a company controlled by your president, J. Paul Sorbara.

Additional Information, page 44

Material Contracts, page 47

14. Advise whether you have entered into any material contracts in the past two years. If so, provide the required disclosure.

Controls and Procedures, page 50

15. We note your disclosure that your "President concluded that Golden
Goliath`s disclosure controls and procedures are effective in timely alerting them to material information relating to Golden Goliath required to be included in Golden Goliath`s periodic SEC filings and that information is recorded, processed, summarized and reported as and when required." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

16. This section indicates that "[t]here was no significant change in
Golden Goliath`s internal controls over financial reporting that occurred during Golden Goliath`s most recently completed fiscal year ended 8/31/2004." Revise to comply with Item 15(d) of Form 20-F. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.

Auditors` Report

17. Please advise your auditor to revise the financial position dates in the opinion paragraph to be consistent with the audited balance sheet dates in the first paragraph of their report.

Financial Statements

Mineral Property Acquisition Costs

18. Based on disclosures in the Liquidity and Capital Resources section under US GAAP Reconciliation a) Acquisition of Mineral Properties and Deferred Exploration Costs and Notes 2.c) and 11.a), it
appears that you are not treating mineral property acquisition costs as tangible assets for U.S. GAAP purposes as called for by EITF 04-2.
Please tell how you account for these costs for U.S. GAAP and detail these costs for the reporting periods after the implementation date of
EITF 04-2.

Differences Between Canadian and U.S. GAAP - Note 11

19. Revise Note 11 to indicate that the registrant is an exploration stage company.

20. The requirement to adopt CICA Handbook Section 3110 Asset Retirement Obligation was effective fiscal years beginning after January 1, 2004 (September 1, 2004 in the company`s case) but you have not reflected an asset retirement obligation in your balance sheet and you have not included appropriate disclosure in your significant accounting policies footnote under Canadian GAAP. We note your assertion in Note 11 that you do not have any asset retirement obligations. We note the same assertion for U.S. GAAP in Note 11. We also note that the requirement to record an obligation under Handbook
Section 3110 and SFAS 143 commences once disturbance to the properties occurs. It appears from disclosures in your filing that such disturbance has already occurred on several of the mineral exploration properties in which you hold an interest indicating the presence of asset retirement obligations for the periods covered by your financial statements. Please call us to discuss this matter further before replying to this letter.

Engineering Comments

The Las Bolsas - Exploration History

21. The third paragraph of this section refers to a total gold equivalent grade. Define within the filing how this measurement may be calculated. State all assumptions, all metal prices, and metallurgical recoveries utilized. The staff recommends the current
3-year historic average metal prices rather than current spot prices be used in this calculation.

San Timoteo Property - Exploration History

22. The second paragraph of this section describes assay results ranging from 0.1 g/t to 1.4 g/t gold and up to 65 g/t silver. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise the entire filing accordingly.
Chamizal Property

23. Insert a small-scale map showing the location and access to the property. Include large cities and/or political boundaries to easily locate the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to
GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-
942-8900.  Otherwise, provide the map to the staff for review.

Notes To Consolidated Financial Statements - Segmented Information

24. The first paragraph refers to the operating segment which is the exploration and development of mineral exploration. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7). The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact John Weitzel at (202) 551-3731or Barry Stem, Senior Assistant Chief Accountant, at (202) 551- 3763 if you have questions regarding comments on the financial statements and related matters. Direct you questions relating to the engineering comments to
Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3740
with
any other questions.


      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	A. Korelin
      C. Moncada-Terry
Mr. J. Paul Sorbara
Golden Goliath Resources, Ltd.
October 31, 2005
Page 7